December 15, 2016

VIA EDGAR

Ms. Kim McManus

Senior Counsel, Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Re:                             Behringer Harvard Opportunity REIT II, Inc.

Form 10-K for the year ended December 31, 2015

Filed on March 16, 2016

File No. 000-53650

Dear Ms. McManus:

On behalf of Behringer Harvard Opportunity REIT II, Inc. (the “Company”), I am writing in response to comments of the Staff with respect to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), as set forth in the Commission’s letter dated December 6, 2016.  The heading and paragraph below correspond to the heading and paragraph of the Commission’s letter.  The Company responds to the specific comments of the Staff as follows:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 39

1.             On page 42 you disclose “total estimated value per share, as adjusted” as of October 31, 2014.  It appears that you adjust October 31, 2014 total estimated value per share to give retroactive effect to a distribution made in March 2015.  Please ensure that any adjusted amounts are presented as of a date on or after the event that gives rise to the adjustment or explain why you believe it is appropriate to give retroactive effect to an item in presenting an adjusted value.

Response:

Pursuant to the Company’s Amended and Restated Policy for Estimation of Common Stock Value (the “Estimated Valuation Policy”) the board of directors of the Company established an estimated per share value of the Company’s common stock as of October 31, 2014 of $9.72.  As noted in the filing, the Company paid a special cash distribution of $1.00 per share on March 31, 2015.  As a result, and in accordance with the Estimated Valuation Policy, the estimated share value established as of October 31, 2014 was reduced by $1.00 to $8.72 effective March 30, 2015 (the record date of the distribution) to reflect this special cash distribution.   We respectfully note that the disclosure was not intended to suggest that the October 2014 estimated per share value was adjusted retroactively.

Rather, the disclosure and tabular presentation was intended to permit a year-to-year comparison between the two valuations conducted by our board of directors in 2015 and 2014 while addressing the fact that in March 2015, the share value was adjusted for the special distribution.

As the board of directors of the Company establishes an updated estimated share value on an annual basis, we believe that it is important to adjust the estimated share value for the effect of the special distribution made since the last estimated share valuation established by our board of directors.  The “total estimated value per share, as adjusted” is meant to inform the reader that a material event has occurred that has affected the estimated share value.  The Company will undertake in future filings to clarify with respect to the date of the estimated value per share that any adjustments for material events that occur after the date of the annual estimated value per share established by the board of directors are not retroactively effective.

The Company acknowledges that it and the Company’s management are responsible for the accuracy and adequacy of the disclosures in the filings, not withstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

By:	/s/ S. Jason Hall
S. Jason Hall
Chief Financial Officer